PO Box 9777
Federal Way, WA 98063-9777
Tel 253-924-7170
Fax 253-924-3174

May 13, 2010

Mr. John Hartz

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Subject:	Weyerhaeuser Company
Form 10-K for the fiscal year ended December 31, 2009
Filed February 25, 2010
File # 1-4825

Dear Mr. Hartz:

This letter responds to the comments included in the staff’s letter dated May 3, 2010 relating to Weyerhaeuser Company’s annual report on Form 10-K for the fiscal year ended December 31, 2009. As requested in your letter, we acknowledge that:

•	Weyerhaeuser Company (the “Company”) is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Annual Report on From 10-K for the Fiscal Year Ended December 31, 2009

Controls and Procedures, page 106

1.	We note that the conclusion regarding the effectiveness of your disclosure controls and procedures is limited to “information required to be disclosed complies with the SEC’s rules and forms.” This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, this description does not fully conform to the definition set forth in those rules. Please confirm, if true, that the conclusion regarding effectiveness is based on the full definition of disclosure controls and procedures set forth in the applicable rules and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

United States Securities and Exchange Commission

May 13, 2010

Response

In future filings, beginning with the quarterly report on Form 10-Q filed on May 7, 2010, we will state that our certifying officers concluded on the applicable dates that our disclosure controls and procedures were effective.

Exhibits and Financial Statement Schedules, page 113

2.	It appears that certain cross-references regarding documents incorporated by reference are not correct. For example and without limitation, we note the following:

•	With respect to exhibits 10(q) and 10(s), the company did not file the Form 10-K on February 27, 2007. These exhibits appear to have been filed as exhibits to the Form 10-K/A filed on March 21, 2007.

•	With respect to exhibit 10(r), the company did not file a Form 8-K on September 14, 2009. This exhibit appears to have been filed as an exhibit to a Form 8-K filed on September 15, 2010.

Please review all cross-references in this section and confirm to us that you have disclosed the correct location for each incorporated document. To the extent you have not properly cross-referenced an incorporated document, please revise accordingly in future filings.

Response

After review of all cross-references in this section, we note that we inadvertently referred to the signing date for several Form 8-Ks rather than their filing dates. We also inadvertently refer to the Form 10-K filed on February 27, 2007 rather than the amended Form 10-K for several exhibits. The listed exhibits were included in the exhibit index for the Form 10-K, but not actually filed as a result of a clerical error. The exhibits subsequently were filed as an amendment to the Form 10-K. The corrected cross references for exhibits incorporated by reference are as follows:

Exhibits 10(q) and 10(s) should refer to a Form 10-K/A filed on March 21, 2007.

Exhibits 10(r) and 10(t) should refer to a Form 8-K filed on September 15, 2009.

We will revise these references in future filings.

Definitive Proxy Statement on Schedule 14A filed February 25, 2010

3.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

United States Securities and Exchange Commission

May 13, 2010

Response

The Compensation Committee carefully considered the Company’s compensation policies and practices and any risks that might be associated with them and determined that these compensation policies and practices do not result in risks that “are reasonably likely to have a material adverse effect” on the Company and, therefore, no disclosure is required pursuant to Item 401(s).

The process used by the Committee to assist it in its oversight responsibilities regarding risks relating to employment policies and the Company’s compensation and benefit systems is described at page 10 of the Company’s proxy statement for the 2010 annual meeting under the heading “Board of Directors and Committee Information – Committees of the Board – Compensation Committee.” Specifically, the Company notes that “to satisfy these oversight responsibilities, the Committee has retained its own compensation consultant and meets regularly with management to understand the financial, human resources and shareholder implications of compensation decisions being made. The Committee chair also regularly meets between formal Committee meetings with management and the Committee’s consultant.”

The Company further notes at page 9 of the Company’s proxy statement for the 2010 annual meeting under the heading “Board of Directors and Committee Information” that oversight of risks that could affect the Company is conducted primarily through committees of the Board, as disclosed in the descriptions of each of the committees. However, the full Board has retained responsibility for general oversight of risks, which it satisfies through full reports by each committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from officer responsible for oversight of particular risks within the Company.” Such officers include the Senior Vice President Human Resources.

If you have any questions regarding this response, please call me at 253.924-7071 or call Claire Grace, Vice President, Corporate Secretary and Assistant General Counsel, at 253.924-5272.

Very truly yours,
Weyerhaeuser Company

/s/ Jeanne M. Hillman
Jeanne M. Hillman
Vice President and Chief Accounting Officer